[AmTrust Financial Services, Inc. Letterhead]

October 13, 2010

Via EDGAR and Facsimile (202) 772-9198
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc.
Registration Statement on Form S-3
Filed September 22, 2010
File No. 333-169520

Dear Mr. Riedler:

Thank you for your letter dated October 4, 2010 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding AmTrust Financial Services, Inc.’s Form S-3 registration statement.

We have carefully considered the Staff’s comments and set forth our responses below.  For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

Registration Statement on Form S-3

1.
There are outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2009.  These comments need to be fully resolved before we act on a request for acceleration of the effectiveness of the registration statement.

We received notification from the Staff on October 6, 2010 that our outstanding comments on our Form 10-K have been fully resolved.  We will not request acceleration of effectiveness of the registration statement until these comments have also been resolved.

2.
We note that resolution of the outstanding comments requires filing an amendment to your Form 10-K for the fiscal year ended December 31, 2009.  Your statement on page 3 of your registration statement, “[w]e incorporate by reference the documents listed below and any future filings made…on or after the date of this prospectus and until the offering is completed or terminated,” does not incorporate any filings made after the initial filing of the registration statement, but before effectiveness.  Please file a pre-effective amendment to your Form S-3 incorporating by reference Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2009 once it is filed.  Please refer to Item 12 of Form S-3.

Jeffrey P. Riedler
Division of Corporation Finance
October 13, 2010

In response to your comment, we have filed, concurrently herewith, a pre-effective Amendment No. 1 to our Form S-3 registration statement that includes our Form 10-K/A filed on October 5, 2010 in the list of filings incorporated by reference on page 3 of the registration statement.

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

We trust that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the undersigned at (212) 220-7120 if you require any further information.

Sincerely,

/s/ Stephen B. Ungar

Stephen B. Ungar
General Counsel and Secretary

cc:	Rose Zukin, Securities and Exchange Commission
Imran Makda, BDO USA, LLP
Thomas A. Aldrich, Thompson Hine LLP